SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

SECOND QUARTER 2026

São Paulo, July 30, 2026 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market in general its Production & Sales Report for the second quarter of 2026. The information herein is based on preliminary data and was not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

1.	OPERATIONAL OVERVIEW 2Q26

In the second quarter of 2026, the global macroeconomic environment remained volatile due to the conflict in the Middle East, which constrained the global supply of feedstocks and increased oil prices and, consequently, naphtha prices in the international market. In this context, resin and chemical prices in international markets were higher compared to the first quarter of 2026, positively impacting the operating results of the Company's reportable segments.

In the Brazil/South America segment, the average utilization rate of petrochemical crackers remained in line with 1Q26, mainly explained by the high volatility of feedstock prices in international markets. The sales volume of resins was lower compared to the previous quarter due to the prioritization of higher value-added sales, impacting the segment’s inventory levels.

In the United States and Europe segment, the average utilization rate of PP plants was lower compared to 1Q26, mainly explained by scheduled maintenance shutdowns in the United States and Europe. The sales volume of PP was higher, in line with increased demand in the United States, partially offset by lower sales volume in Europe, mainly explained by inventory management across the transformation chain.

In the Mexico segment, the average utilization rate of the PE plants was lower compared to 1Q26, mainly due to the liquidity preservation measures adopted by Braskem Idesa.

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2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: remained in line (+1 p.p.) compared to 1Q26, mainly due to the Company’s strategy to maintain production levels amid volatility in international price references and uncertainties regarding the duration of the conflict in the Middle East.

In relation to 2Q25, the average utilization rate of petrochemical crackers was lower (-4 p.p.), mainly due to lower production at (i) Rio de Janeiro petrochemical complex, explained by lower feedstock availability; and (ii) Rio Grande do Sul petrochemical complex, explained by the adjustment of production levels in response to lower demand between the periods.

Resin’s sales volume: in the Brazilian market, the sales volume was lower (-2%) compared to 1Q26, due to lower sales volumes of PE (-6%) and PVC (-1%), mainly explained by higher import volumes during the period. This effect was partially offset by higher PP sales volume (+3%), which followed increased demand in the Brazilian market.

In relation to 2Q25, the reduction (-8%) is mainly due to (i) lower PE (-9%) and PP (-5%) sales volumes, as a result of higher import volumes during the period; and (ii) lower PVC sales volumes (-2%) due to inventory management across the transformation chain, as previously mentioned.

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Resin export volume was lower (-4%) compared to 1Q26, mainly due to lower export volumes of PP (-11%) and PE (-5%), primarily explained by the prioritization of supply to the Brazilian market and lower product availability for export. This effect was partially offset by higher PVC export volume due to specific commercial opportunities.

In relation to 2Q25, the reduction (-23%) is mainly explained by lower PE export volumes (-33%), as previously mentioned.

Main chemicals sales volume1: in the Brazilian market, the main chemicals sales volume was lower (-4%) compared to 1Q26, mainly due to lower sales volumes of (i) gasoline and benzene, explained by lower product availability for sale; and (ii) ethylene and cumene, explained by lower demand in the Brazilian market.

Compared to 2Q25, main chemicals sales volume in the Brazilian market was lower (-5%), mainly due to lower sales volumes of: (i) gasoline, explained by lower product availability for sale, as previously mentioned; (ii) benzene, explained by the shutdown of a customer’s plant; and (iii) cumene, explained by lower demand in the Brazilian market due to operational adjustments by customers.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene based on their relevance to the segment’s net revenue.

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The increase in exports compared to 1Q26 (+55%) and 2Q25 (+55%) is mainly explained by higher cumene and benzene export volumes, driven by greater product availability for sale as a result of lower demand in the Brazilian market.

Average utilization rate of green ethylene: higher (+2 p.p.) compared to 1Q26, mainly explained by the adjustment of production levels to meet higher seasonal demand following the Chinese New Year in 1Q26.

In relation to 2Q25, the reduction (-5 p.p.) is mainly explained by inventory optimization throughout the quarter to align with global demand levels.

Green PE (I’m greenTM biobased) sales volume: higher (+49%) compared to 1Q26, mainly explained by (i) better commercial opportunities in Europe; and (ii) the seasonal effect following the Chinese New Year in 1Q26, as previously mentioned.

In relation to 2Q25, the green PE sales volume reduction (-19%) is mainly explained by inventory management across the transformation chain due to uncertainties related to macroeconomic volatility.

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2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: lower (-3 p.p.) compared to 1Q26, mainly explained by (i) a 35-day scheduled maintenance shutdown at a plant in the United States; and (ii) a 32-day scheduled maintenance shutdown at the Wesseling plant in Germany, which began in April.

Compared to 2Q25, the average utilization rate was higher (+2 p.p.), mainly explained by the normalization of operations following a maintenance pit stop at a plant in the United States in 2Q25, partially offset by the maintenance shutdown in Europe, as previously explained.

PP sales volume: remained in line (+0%) compared to 1Q26, with higher sales volume in the United States, in line with increased demand in the region, offset by lower sales volume in Europe due to inventory management across the region’s transformation chain.

Compared to 2Q25, PP sales volume was lower (-1%), mainly due to lower sales volume in Europe, explained primarily by lower demand in the region. This effect was partially offset by higher sales volume in the United States, mainly explained by higher export volumes and increased demand in the U.S. market, as previously mentioned.

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2.3	MEXICO

Average utilization rate of PE plants: lower compared to 1Q26 (-12 p.p.), mainly due to the liquidity preservation measures being implemented by Braskem Idesa. Average ethane imports through the terminal totaled 14.7 thousand barrels per day in 2Q26, lower than the 17.8 thousand barrels per day recorded in 1Q26. Average ethane supply by PEMEX totaled 11.8 thousand barrels per day in the quarter, lower than the average volume of 14.8 thousand barrels per day in 1Q26.

In relation to 2Q25, the average utilization rate of PE plants was in line (-1 p.p.).

PE sales volume: lower compared to 1Q26 (-11%) and 2Q25 (-20%), mainly due to lower product availability for sale, explained by the lower average utilization rate of PE plants, as previously mentioned.

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3.      PETROCHEMICAL SPREADS

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The global environment remains subject to geopolitical tensions in strategic regions, particularly in the Middle East, which have led to volatility in oil and petrochemical feedstock prices, impacting international prices of resins and chemicals sold by industry and the Company, as well as creating uncertainties regarding potential logistics constraints. The Company continues to closely monitor the potential impacts associated with these dynamic events, assessing their effects on the conduct of its operations.

BRAZIL/SOUTH AMERICA

•	PE Spread[2]: increase compared to 1Q26 (+101%).
○	The PE price in the USA was higher (+58%) compared to 1Q26, mainly impacted by (i) lower global supply due to feedstock unavailability in regions dependent on the Middle East; and (ii) restrictions on PE exports from the Middle East as a result of the conflict in the region.
○	The price of naphtha ARA was higher (+27%) compared to 1Q26, mainly explained by the increase in oil prices (+30%), primarily driven by the conflict in the Middle East, which reduced global oil supply due to the closure of the Strait of Hormuz.
○	Compared to 2Q25, the spread was higher (+103%), mainly due to higher PE prices in the United States (+70%), as previously explained.
•	PP Spread[3]: increase compared to 1Q26 (+56%).
o	The price of PP in Asia increased (+36%) compared to 1Q26, mainly explained by lower PP supply due to reduced operating rates in Asia, reflecting feedstock constraints resulting from the conflict in the Middle East.
o	The price of naphtha ARA increased (+27%) compared to 1Q26, as explained previously.
o	In relation to 2Q25, the spread was higher (+28%) mainly due to the higher PP price (+39%), as previously mentioned.
•	PVC Par Spread[4]: increased compared to 1Q26 (+44%).
○	The PVC price was higher (+47%) compared to 1Q26, mainly explained by lower ethylene operating rates in Asia due to feedstock constraints caused by the conflict in the Middle East, reducing PVC supply.
○	The EDC price was higher (+49%) compared to the previous quarter, mainly explained by the higher ethylene price (+48%), which increased production costs.
○	Compared to 2Q25, the PVC spread was higher (+13%), mainly due to the higher PVC price (+42%), explained by PVC supply constraints and higher feedstock costs.
•	Spreads on Main Chemicals[5]: higher compared to 1Q26 (+98%).
○	Main Chemicals prices were higher (+50%) compared to the previous quarter, mainly due to the increase in (i) butadiene prices (+95%); (ii) ethylene prices (+48%); and (iii) gasoline prices (+49%), driven by higher oil prices in the international market and reduced global naphtha availability, which increased feedstock costs and led to lower global ethylene operating rates.

2 (US PE Price – ARA Naphtha Price) *82%+(US PE Price – 50% US Ethane Price – 50% US Propane Price) *18%.

3 Asia PP price – ARA naphtha price.

4 PVC Asia - (0.832 US EDC+0.23 EU Ethylene).

5 Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem's sales volume mix) – naphtha ARA price.

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○	The price of Naphtha ARA has increased (+27%), as previously mentioned.
○	In relation to 2Q25, the Main Chemicals spread was higher (+67%), mainly explained by (i) the increase in benzene prices (+77%); (ii) the increase in butadiene prices (+62%); and (iii) the increase in ethylene prices (+46%), as previously mentioned.

UNITED STATES AND EUROPE

•	PP Spreads US6: increase (+35%) compared to 1Q26.
○	The price of PP was higher (+34%) compared to 1Q26, explained mainly by the higher propylene price in the U.S. (+34%), explained primarily by limited availability resulting from lower production in 1Q26 and higher feedstock costs due to the conflict in the Middle East.
○	Compared to 2Q25, the spread increased by (+35%), as previously mentioned.
•	PP Spreads Europe[7]: lower compared to 1Q26 (-19%).
○	PP prices in Europe were higher (+47%), mainly due to (i) higher energy and feedstock costs in the region resulting from the conflict in the Middle East; (ii) scheduled maintenance shutdowns and operational issues in the region, which constrained production and limited product availability; and (iii) higher global prices, which affected import parity in Europe.
○	Propylene price was higher (+57%), mainly due to (i) higher naphtha costs; and (ii) scheduled maintenance shutdowns at petrochemical crackers in the region.
○	In relation to 2Q25, the spread was lower (-32%), mainly impacted by the higher propylene price in Europe (+52%).

MEXICO

•	PE Spread North America[8]: higher compared to 1Q26 (+73%).
○	PE price in the USA was higher (+59%) compared to the previous quarter, mainly impacted by (i) lower global PE supply due to feedstock unavailability in Asia; and (ii) restrictions on exports from the Middle East amid the conflict in the region.
○	Ethane prices were lower (-9%) compared to 1Q26, mainly explained by (i) lower natural gas prices; and (ii) increased supply in the USA.
○	In relation to 2Q25, the spread was higher (+98%), mainly impacted by the increase in the PE price benchmark in the USA, while feedstock costs declined, as explained above.

6 US PP Price – U.S. propylene price

7 Price of PP EU – EU propylene price

8 PE PRICE USA – U.S. ethane price

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.